

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Richard Orrick
Partner
Orrick Herrington & Sutcliffe LLP
The Orrick Building`
405 Howard Street
San Francisco, CA 94105

> **Re: Hailiang Education Group Inc.**
> **Schedule 13E-3 filed June 1, 2022**
> **Filed by Hailiang Education Group Inc. et al.**
> **SEC File No. 5-89278**

Dear Mr. Orrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your filing.

Schedule 13E-3 filed June 1, 2022

Special Factors, page 24

1. We note the disclosure here that Mr, Feng submitted a proposal to acquire the Company on December 23, 2021. It appears that Mr. Feng filed a joint Schedule 13D announcing the merger in May 2022. We note his Schedule 13G filing on January 29, 2016, but we also note that several of the entities through which Mr. Feng currently appears to own hold Hailiang Shares (Gain Success Group Ltd. and Fame Best International Ltd.) were not included on that filing. In your response letter, please advise why Mr. Feng's Schedule 13D in May 2022 was timely under these facts.

Opinion of the Special Committee's Financial Advisor, page 45

2. We note the disclosure on page 49 that Duff & Phelps' opinion may not be used without its express consent. Revise to state it has consented to the use of its opinion in this filing.

3. In the same paragraph, we also note disclosure that the Duff & Phelps opinion was provided "solely for the use and benefit of the Special Committee... and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' express consent." Revise to delete this disclaimer on reliance by shareholders. Alternatively, revise to disclose the Company's and Duff & Phelps' basis for the belief that shareholders cannot rely on the fairness opinion. Your amended disclosure should identify any state law authority supporting your position. In the absence of such state law authority, it should note that this issue would be determined by a court of competent jurisdiction. In addition, note that resolution of that issue will have no effect on the rights and responsibilities of the board under state law, and the availability of this defense will have no effect on the rights and responsibilities of either the board or Duff & Phelps under the federal securities laws.

4. We note that the Duff & Phelps materials included as Exhibit 99(c)(2) entitled "Fairness Analysis Presented to the Special Committee of Independent Directors" include a Trading Analysis section analyzing the trading price of the Company's shares from December 2021 through May 2022. Those materials also compare the offer price premium (or discount) to various of such trading values during the relevant period. Revise this section to summarize that information here, including how Duff & Phelps analyzed the significant discount to the trading prices for the Hailiang's shares during the 90 days, 60 days and 30 days VWAP prices in conducting its fairness analysis. Provide the same discussion for the members of the Buyers Group and the Company as to how they considered this fact in analyzing fairness.

Selected Public Com[panies and Merger and Acquisition Transactions Analyses, page 50

5. We note the disclosure that Duff & Phelps did not apply the range of selected multiples yielded by the review of the comparable public companies, but did review and consider various valuation multiples for the Company. Explain why it did not apply the selected multiples yielded by the review of the comparable companies and discuss how it determined which valuation multiples to consider for the Company.

Selected M&A Transactions Analysis, page 54

6. Refer to the disclosure in the last paragraph on page 54. Explain what is meant by the term "select" in the following sentence: "Duff & Phelps did not select valuation multiples for the Company based on the selected M&A transactions analysis." That is, clarify whether the applicable multiples yielded by the comparable transactions analysis were applied to the Company. If they were not, explain why the comparable M&A transactions

analysis was conducted as part of the fairness opinion.

Buyer Group's Purposes of and Reasons for the Merger, page 57

7.   Explain your statement that the "operating environment has changed in a significant manner since the Company's initial public offering and these changes have increased the uncertainty and volatility inherent in the business model of the Company." Describe the specific changes to which you refer, when they occurred or began, and why you are seeking to undertake this transaction at this time.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Christina Chalk at 202-551-3263.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions